                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                         AMENDED AND RESTATED
                             SCHEDULE 13D


              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*


                    VIDEO LOTTERY TECHNOLOGIES, INC.
         ------------------------------------------------------
                            (Name of Issuer)

                      Common Stock, $.01 par value
                     (Title of Class of Securities)

                                92656M10
         ------------------------------------------------------
                             (CUSIP Number)

                         D. Gilbert Friedlander
                       5400 Legacy Drive, H3-3A-05
                           Plano, Texas  75024
                               (214) 605-5584
         ------------------------------------------------------
                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                         Notices and Communications)

                              January 30, 1997
         ------------------------------------------------------
                       (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /  /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
----------------------------------------------------------------------------
CUSIP NO. 92656M10                                       Page 2 of 20 Pages
----------------------------------------------------------------------------

1	   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Electronic Data Systems Corporation                    75-2548221

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /  /
                                                              (b) /  /
     Not Applicable

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /

     Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                 7    SOLE VOTING POWER
                         0
  NUMBER OF      ____________________________________________________
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY             Not Applicable
  OWNED BY       ____________________________________________________
    EACH         9    SOLE DISPOSITIVE POWER
 REPORTING               0
  PERSON         ____________________________________________________
   WITH          10   SHARED DISPOSITIVE POWER
                         Not Applicable

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     0 shares

12	  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    	CERTAIN SHARES*                                                /  /

     Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0%

14	  TYPE OF REPORTING PERSON*

	    CO

                   *SEE INSTRUCTION BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D
----------------------------------------------------------------------------
CUSIP NO. 92656M10                                       Page 3 of 20 Pages
----------------------------------------------------------------------------

1	   NAME OF REPORTING PERSON
   	 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   	 EDS VLT Holdings, Inc.                        75-2519202

2	   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /  /
                                                              (b) /  /
    	Not Applicable

3	   SEC USE ONLY

4	   SOURCE OF FUNDS*

   	 Not Applicable

5	   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    	PURSUANT TO ITEMS 2(d) OR 2(e)                             /  /

    	Not Applicable

6	   CITIZENSHIP OR PLACE OF ORGANIZATION

    	Nevada

         			  7	  SOLE VOTING POWER
                					0
  NUMBER OF	  _________________________________________________________
   SHARES   		8	  SHARED VOTING POWER
BENEFICIALLY			      Not Applicable
  OWNED BY 	  _________________________________________________________
    EACH    		9   SOLE DISPOSITIVE POWER
 REPORTING         		0
  PERSON    		_________________________________________________________
   WITH     		10	 SHARED DISPOSITIVE POWER
               					Not Applicable

11	  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    	REPORTING PERSON

    	0 shares

12	  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    	CERTAIN SHARES*                                             /  /

    	Not Applicable

13	  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    	0%

14	  TYPE OF REPORTING PERSON*

    	CO

                  *SEE INSTRUCTION BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------------------------------------------------------------
CUSIP NO. 92656M10                                       Page 4 of 20 Pages
----------------------------------------------------------------------------

Item 1. 	Security and Issuer

         Common Stock, par value $.01 per share, of VIDEO LOTTERY
         TECHNOLOGIES, INC., 2311 South 7th Avenue, Bozeman, Montana  59715.

Item 2.	 Identity and Background

        	1.	(a)-(c)	EDS VLT Holdings, Inc., a Nevada corporation, the
            principal business of which is to hold shares of stock of the Issuer.

        				Address of Principal Business

        				5400 Legacy Drive
        				Plano, Texas  75024

        				Address of Principal Office

        				Same as above.

          		(d)	 No

          		(e)	 No

           	1.A.	(a)-(c)  The executive officers and directors of EDS
                          VLT Holdings, Inc. ("EDS VLT") are:

            Name & Business Address     		Principal Occupation
          		John R. Harris 				           Vice President of EDS
          		5400 Legacy Drive			         	[President of EDS VLT]
          		Plano, Texas  75024

          		John Beach 					              Account Manager of EDS
          		5400 Legacy Drive				         [Vice Pres. of EDS VLT]
           	Plano, Texas  75024

          		Jeffrey D. Cushman 	       			Division Controller of EDS
           	5400 Legacy Drive				         [Treasurer of EDS VLT]
          		Plano, Texas  75024


-----------------------------------------------------------------------------
CUSIP NO. 92656M10                                       Page 5 of 20 Pages
-----------------------------------------------------------------------------

         		(d)	 No, with respect to all of such persons.

         		(e)	 No, with respect to all of such persons.

         		(f)	 All of such persons are United States citizens.

      	2.  (a) 	The reporting person is Electronic Data Systems
                Corporation ("EDS"), the parent of EDS VLT Holdings, Inc.

           (b) 	The business address for EDS is 5400 Legacy Drive,
                Plano, Texas  75024.

           (c) 	The principal business of EDS is the application of
                information technology services, including systems development, systems integration, systems management, process management and consulting.

           (d) 	No, with respect to all executive officers and directors
                of EDS.

           (e) 	No, with respect to all executive officers and directors
                of EDS.

           (f) 	All executives and officers are United States citizens.

       2.A.(a)-(c) The executive officers and directors of EDS are:

               	Name & Business Address       Principal Occupation
                Lester M. Alberthal, Jr.      Chairman of the Board and
             			5400 Legacy Drive			          Chief Executive Officer of EDS
             			Plano, Texas  75024

----------------------------------------------------------------------------
CUSIP NO. 92656M10                                       Page 6 of 20 Pages
----------------------------------------------------------------------------

             			James A. Baker, III			        Senior Partner -
             			One Shell Plaza	           		 Baker & Botts, L.L.P.
             			910 Louisiana
             			Houston, Texas  77002

             			Hartmut Burger			             Executive Vice President of EDS
             			5400 Legacy Drive
             			Plano, Texas  75024

             			John R. Castle, Jr.		        	Executive Vice President of EDS
             			5400 Legacy Drive
             			Plano, Texas  75024

             			Richard Cheney			            Chairman, President and CEO -
             			3600 Lincoln Plaza			        Halliburton Company
             			500 N. Akard St.
             			Dallas, Texas  75201

             			Paul J. Chiapparone			       Executive Vice President of EDS
             			5400 Legacy Drive
             			Plano, Texas  75024

            			 Gary Fernandes 			          Vice Chairman and Director of EDS
             			5400 Legacy Drive
             			Plano, Texas  75024

             			Joseph M. Grant          			Executive Vice President of EDS
            	 		5400 Legacy Drive
             			Plano, Texas  75024

             			William H. Gray, III     			President and Chief Executive
             			United Negro College Fund	 	Officer - The College Fund/UNCF
             			Willow Oaks Corporate Dr.
             			P. O. Box 10444
             			Fairfax, Virginia  22031

             			Ray J. Groves             		part-time Chairman -
             			787 Seventh Avenue	       		Legg Mason Merchant Banking, Inc.
             			26th Floor
             			New York, New York  10019

----------------------------------------------------------------------------
CUSIP NO. 92656M10                                       Page 7 of 20 Pages
----------------------------------------------------------------------------

             			Jeffrey M. Heller        			President, Chief Operating Officer
               	5400 Legacy Drive			        and Director of EDS
             			Plano, Texas  75024

             			Ray L. Hunt             				Chairman, CEO, President, and
             			Fountain Place	          			Director - RRH Corporation and
               	1445 Ross at Field        		Hunt Consolidated, Inc.
             			Dallas, Texas  75202-2785

             			C. Robert Kidder		         	Chairman and CEO -
            		 	180 East Broad Street	    		Borden, Inc.
             			Columbus, Ohio  43215

             			Dean Linderman 	          		Executive Vice President of EDS
             			5400 Legacy Drive
             			Plano, Texas  75024

             			G. Stuart Reeves 		        	Executive Vice President of EDS
             			5400 Legacy Drive
              		Plano, Texas  75024

             			Judith Rodin		            		President - Univ. of Pennsylvania
             			Univ. of Pennsylvania
             			Office of the President
             			121 College Hall
             			Philadelphia, Pensylvania  19104

             			Enrique J. Sosa			         Executive Vice President -
             			200 E. Randolph Drive		    Amoco Corporation
             			MC 3000
              		Chicago, Illinois  60601

Item 3.	 Source and Amount of Funds or Other Consideration

         Not applicable

----------------------------------------------------------------------------
CUSIP NO. 92656M10                                       Page 8 of 20 Pages
----------------------------------------------------------------------------

Item 4. 	Purpose of Transaction

         (a)	 Electronic Data Systems Corporation ("EDS") and the Issuer
              have settled certain disputes between EDS and Issuer relating to a certain Master Services Agreement dated as of January 20, 1994 (the "Master Services Agreement") between Issuer and
              EDS, whereby EDS agreed to provide certain information technology services to Issuer and certain of its affiliated companies. As a result of the disputes between EDS and the Issuer, EDS terminated the Master Services Agreement on
              June 28, 1996. On July 3, 1996, EDS filed suit seeking declaratory and other relief from Issuer and Automated Wagering International, Inc., an affiliate of Issuer ("AWI") in the 36th Judicial District Court of Collin County,
              Texas (the "Lawsuit").

              Pursuant to the terms of a Master Settlement Agreement dated as of January 30, 1997 (the "Settlement Agreement") among
              EDS, EDS VLT Holdings, Inc. ("Holdings"), Issuer, AWI,
              Video Lottery Consultants, Inc. ("VLC") and United Wagering Systems, Inc. ("UWS"), (i) each party to the Settlement Agreement has executed a mutual general release of all prior claims, including, without limitation, all amounts EDS has claimed are owed to it by Issuer, and have agreed to seek dismissal of the Lawsuit, (ii) Issuer and AWI have issued a secured promissory note to EDS in the aggregate principal amount of $27,000,000, (iii) EDS has transferred certain equipment to Issuer, (iv) Holdings has transferred to Issuer 545,454 shares of Issuer's Common Stock and 1,912,728 shares of Series A Junior Preferred Stock of Issuer, which are convertible into shares of Issuer's Common Stock on a 1:1 basis, and (v) EDS has provided $1,000,000 of bonding collateral support to Issuer and AWI in respect of AWI's performance bond program.

         (b)	 Not applicable

         (c) 	Not applicable

       		(d) 	Not applicable

----------------------------------------------------------------------------
CUSIP NO. 92656M10                                       Page 9 of 20 Pages
----------------------------------------------------------------------------

	       	(e)	 The 545,454 shares of Issuer's Common Stock and 1,912,728
              shares of Issuer's Series A Junior Preferred Stock transferred by EDS VLT Holdings, Inc. are held as treasury stock of the Issuer.

         (f) 	Not applicable

         (g) 	Not applicable

         (h) 	Not applicable

         (i) 	Not applicable

         (j) 	Not applicable

Item 5. 	Interest in Securities of the Issuer

	       	(a)	 As a result of the transaction described in item 4 above,
              neither Electronic Data Systems Corporation nor EDS VLT
              Holdings, Inc. are beneficial owners of any securities of the Issuer.

       		(b) 	Not applicable

       		(c) 	See item 4 above.

       		(d) 	Not applicable

       		(e) 	On January 30, 1997, Electronic Data Systems Corporation and
              EDS VLT Holdings, Inc. ceased to be beneficial owners of
              any equity securities of Issuer.

Item 6. 	Contracts, Arrangement, Understanding or Relationships with
         Respect to	Securities of the Issuer.

         The Promissory Note is secured by a Security Agreement, Pledge and
         Assignment: Equipment, Inventory, Securities and
         Intellectual Property, dated January 30, 1997 (the "Security Agreement"), among Issuer, AWI and EDS. The Security Agreement grants EDS a security interest in, among other things, 545,454 shares of Issuer's Common Stock and 1,912,728 shares of Issuer's Series A Junior Preferred Stock which were transferred by
         Holdings to Issuer pursuant to the Settlement Agreement and which are held as treasury stock of Issuer. The security for the Promissory Note also includes an interest in a warehouse in Bozeman, Montana, an interest in certain equipment and inventory, and an interest in VLT's Masterlink software.

----------------------------------------------------------------------------
CUSIP NO. 92656M10                                    Page 10 of 20 Pages
----------------------------------------------------------------------------

         As part of the settlement among EDS, Issuer and AWI, EDS will transition to Issuer essentially all of EDS' employees assigned to work on EDS'contract of Issuer.

Item 7.	 Material to be Filed as Exhibits

       		Exhibit 1    Master Settlement Agreement dated January 30, 1997,
                      among Electronic Data Systems Corporation, EDS VLT Holdings, Inc., Automated Wagering International,
                      Inc., Video Lottery Consultants, Inc. and the Issuer.

----------------------------------------------------------------------------
CUSIP NO. 92656M10                                     Page 11 of 20 Pages
----------------------------------------------------------------------------

                                 SIGNATURE


    	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   							    February 4, 1997
                                        --------------------------------
                                           									Date

                                     						 	/s/ John R. Harris
                                        ---------------------------------
                                         									Signature


                                        	 						John R. Harris
                              					  		President of EDS VLT Holdings, Inc.
                                       -----------------------------------
                                         									Name/Title

----------------------------------------------------------------------------
CUSIP NO. 92656M10                                     Page 12 of 20 Pages
----------------------------------------------------------------------------


                              	SIGNATURE


    	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       							February 4, 1997
                                      ----------------------------------
	                                           								Date


                                 							/s/ D. Gilbert Friedlander
                                     -----------------------------------
                                       									Signature


                                    							D. Gilbert Friedlander
                                   							Senior Vice President of
                             							Electronic Data Systems Corporation
                                    ------------------------------------
                                      									Name/Title